Exhibit 99.1

FOR IMMEDIATE RELEASE

Cole Corporate Income Trust and Select Income REIT

Enter into $3.1 Billion Merger Agreement

CCIT Stockholders to Realize Full Liquidity with No Lockup or Trading Restrictions

CCIT Stockholders Have the Right to Elect Either $10.50 in Cash or 0.36 Shares of SIR

CCIT Stockholders to Receive an Effective Annualized Dividend Increase of 10.8% in Connection with the Transaction

CCIT Stockholders Will Have Received a Total Cumulative Return of up to 30.4%

New York, New York, September 2, 2014 – Cole Corporate Income Trust, Inc. (“CCIT”), managed by Cole Capital®, today announced that its Board of Directors (“Board”) has unanimously approved a definitive agreement to merge into Select Income REIT (“SIR”) in a $3.1 billion transaction, which includes all transactions expenses and incentive fees, creating a full liquidity opportunity for CCIT stockholders while significantly enhancing the profile of SIR’s portfolio metrics.

In the cash election merger, CCIT stockholders will have the right to elect to receive $10.50 in cash or 0.36 shares of SIR common stock for each share of CCIT common stock, subject to the limitation that neither the cash nor the stock consideration will exceed 60.0% of the total. The merger provides CCIT stockholders a cash consideration of $10.70 gross per share or $10.50 net per share (net of incentive fees and transaction-related expenses for CCIT). Using SIR’s 60-day volume weighted average price (“VWAP”) of $28.82 per share, the 0.36 shares are valued at $10.38 per share as of market close on August 29, 2014. Additionally, CCIT stockholders electing to receive stock have no lockups or trading restrictions after closing, and full stock elections result in a tax-free exchange. The per share value of the transaction, based on the 60-day VWAP, represents a premium to CCIT stockholders of approximately 3.8% over CCIT’s original issue price of $10.00 per share.

SIR has announced that it intends to increase its dividend to $2.00 per share annually from $1.92 per share (an increase of 4.2%) upon completion of the transaction. For CCIT stockholders electing to receive stock, the transaction increases the annualized dividend by $0.07, to $0.72 per share, an increase of 10.8% from the current CCIT annualized dividend of $0.65 per share based on the 0.36 share exchange ratio. Upon closing of the transaction, CCIT stockholders are expected to own approximately 32% of SIR’s outstanding shares post-merger, based upon a 60% cash election. The merger is expected to close in early 2015, subject to the approval of the transaction by CCIT’s stockholders and the approval of SIR’s stockholders of the issuance of the shares in the transaction, along with other customary closing conditions.

The CCIT transaction is expected to be accretive to SIR’s 2015 Funds from Operations (“FFO”). Net of $539 million of assets that SIR intends to sell at closing, the combined SIR portfolio will feature 114 properties totaling 43.1 million square feet, plus Hawaiian land, in 35 states. The SIR portfolio will be 98% occupied with a weighted average remaining lease term of 11.1 years.

The CCIT portfolio is comprised primarily of single-tenant, net-leased office and industrial assets located in strategic locations, encompassing 87 properties in 30 states, totaling approximately 18.3 million square feet. The portfolio is 100% leased with a weighted average lease term of 11.4 years and approximately 53% of the tenants are investment grade-rated. Top tenants in the portfolio include Amazon.com, Tesoro Corporation, F5 Networks, Noble Energy, FedEx, Allstate Insurance and PNC Bank. The portfolio has a $3.1 billion total enterprise value and is expected to generate $177.6 million in 2014 cash net operating income.

“We are pleased to announce this transaction with Select Income REIT which delivers CCIT stockholders with as much as a 30.4% cumulative return on their original investment, along with potential upside growth from the performance of the combined portfolio,” said David S. Kay, President of American Realty Capital Properties, Inc. (“ARCP”), which sponsors CCIT and other non-listed REITs through its wholly owned private capital management business and direct investment wholesale broker dealer, Cole Capital. “CCIT’s disciplined investment strategy of acquiring high-quality, income producing office and industrial properties, net-leased to creditworthy tenants, created an attractive valuation of this portfolio of assets. Our institutional approach to reviewing strategic alternatives and liquidity on behalf of our stockholders has led to these impressive results. Ultimately, this merger will create a larger, more diversified portfolio while maintaining a strong credit profile and balance sheet, along with an increased annualized dividend of 10.8% for CCIT stockholders electing to receive stock in the transaction. We are confident that the integration of these complementary portfolios will drive long-term stockholder value.”

“CCIT’s Board and Cole Capital’s management team thoroughly evaluated options to maximize value for CCIT stockholders and we believe this transaction with SIR generates significant stockholder value,” said Lisa E. Beeson, Executive Vice President and Chief Operating Officer of ARCP. “Since initiating capital raise in mid-2011 and effectively deploying those funds, we are now providing a full-circle liquidity event for CCIT that generates attractive cumulative returns of up to 30.4% for stockholders. Overall, this transaction represents the fourth successful non-listed REIT liquidity event for Cole Capital in the past 18 months.”

Strategic and Financial Benefits of the Transaction

The merger creates a well-diversified company with attractive metrics increasing size, diversification, lease term and investment grade concentrations.

•	Increased Size and Scale. The combined companies will have a pro forma enterprise value of $4.6 billion, which is more than double the current enterprise value of SIR and will make it the fifth largest net lease REIT based on square footage. The increased scale and public equity float resulting from the transaction significantly enhances SIR’s place in the net lease sector.

•	Increase in Distributions. For CCIT stockholders who elect to receive stock, the transaction increases the annualized dividend by $0.07 to $0.72 per share dividend, an increase of 10.8% from current CCIT annualized dividend of $0.65 per share. SIR has announced it intends to increase its dividend to $2.00 per share annually from $1.92 per share, an increase of 4.2%, upon completion of the transaction.

•	Attractive Imbedded Growth Potential. CCIT’s 2% contractual annual rent increases are among the strongest in the net lease space and will complement the significant rent resets that are unique to SIR’s Hawaiian portfolio. The transaction is anticipated to be accretive to the stockholders in both the near term and the long term.

•	Increase in Diversification and Improved Tenant Roster. The combined portfolio has a significant investment-grade concentration (37%). The combined portfolio will reduce the exposure to any single tenant to less than 4.1% of annualized base rent. The combined portfolio will also provide broader geographic diversification.

•	Enhanced Weighted Average Lease Term and Reduced Exposure to Near-term Lease Expirations. The weighted average lease term of the combined portfolio is 11.1 years, with only 10.7% of leases expiring in the next five years.

Approvals and Timing

The merger is expected to close in early 2015, subject to the approval of the transaction by CCIT’s stockholders and the approval of SIR’s stockholders of the issuance of the shares in the transaction, along with other customary closing conditions.

Supplemental information regarding the transactions can be found on the homepage of Cole Capital’s website at www.colecapital.com.

Advisors

Wells Fargo Securities, LLC and Hentschel & Company are acting as financial advisors to CCIT, and Morris, Manning & Martin, LLP and Venable LLP are providing transaction counsel.

About Cole Corporate Income Trust, Inc.

CCIT, managed by Cole Capital, is a public, non-listed REIT that owns and manages “necessity corporate” properties. Necessity corporate properties are considered to be essential to the day-to-day operations of a corporation’s business, which include distribution facilities, warehouses, manufacturing plants, and corporate or regional headquarters. CCIT started raising capital in 2011 and completed its $1.9 billion capital raise in September 2013.

About Cole Capital®

Cole Capital® is the private capital management business of ARCP. As the exclusive sponsor of net lease non-listed REITs, Cole Capital is the broker-dealer that creates innovative net lease real estate products that serve individual investors and independent financial advisors throughout the United States. Built on 35 years of experience and real estate acquisitions of more than $14 billion, Cole Capital’s strategy seeks to collect rent from industry-leading corporations and provide a stream of income to investors through non-listed REITs. Additional information about Cole Capital and its products can be found on its website at www.colecapital.com.

Important Information Regarding Stockholder Return and Transaction Value Calculations

The total cumulative stockholder return calculation referenced herein assumes that: (i) the initial investment was made on June 28, 2011, the day that CCIT satisfied its escrow obligations and began principal operations; (ii) the investment was made at the gross offering price of $10.00 per share; (iii) the investment was held through August 29, 2014 and exchanged for cash merger consideration of $10.50 per share on such date; (iv) all monthly distributions paid during the holding period were reinvested at $9.50 per share pursuant to CCIT’s Distribution Reinvestment Plan; and (v) no redemptions were made during the holding period. Actual returns will vary depending upon a stockholder’s individual circumstances.

The $3.1 billion total enterprise value is based on the terms of the transaction and inclusive of approximately $64 million of estimated combined transaction costs for CCIT and SIR.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between SIR and CCIT, the parties expect to prepare and file with the SEC a joint proxy statement, and SIR expects to prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to CCIT’s proposed merger with SIR. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY SIR OR CCIT WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIR, CCIT AND THE PROPOSED MERGER. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be provided to the stockholders of SIR and CCIT. Investors and stockholders of SIR and CCIT may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by SIR and CCIT with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by SIR with the SEC are also available free of charge on SIR’s website at www.sirreit.com and copies of the documents filed by CCIT with the SEC are available free of charge on CCIT’s website at www.colecapital.com.

Interests of Participants

SIR, CCIT, Reit Management & Research LLC, SIR’s manager, Cole Corporate Income Advisors, LLC, CCIT’s advisor, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SIR and CCIT in respect of the proposed merger. Information regarding SIR’s directors and executive officers can be found in SIR’s definitive proxy statement filed with the SEC on April 7, 2014. Information regarding CCIT’s directors and executive officers can be found in CCIT’s definitive proxy statement filed with the SEC on April 8, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from SIR or CCIT, as applicable, using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain “forward-looking” statements as that term is defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature, that depend on or relate to future events or conditions, or that include words such as “believes”, “anticipates”, “expects”, “may”, “will”, “would,” “should”, “estimates”, “could”, “intends”, “plans” or other similar expressions are forward-looking statements. Forward-looking statements about the plans, strategies and prospects of SIR and CCIT and the proposed merger between SIR and CCIT are based on CCIT’s current information, estimates and projections. Such statements involve significant known and unknown risks and uncertainties that may cause SIR’s or CCIT’s actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors: the failure to receive, on a timely basis or otherwise, the required approvals by the stockholders of SIR and CCIT; the risk that a condition to closing of the proposed transaction may not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of SIR’s and CCIT’s operations will be greater than expected; operating costs and disruption of management’s attention from ongoing business operations may be greater than expected; the effect of the announcement of the proposed merger on SIR’s and CCIT’s relationships with customers, tenants, lenders, operating results and business generally; the outcome of any legal proceedings relating to the merger or the merger agreement; risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; the ability of SIR, CCIT or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the industries in which SIR and CCIT operate, as detailed from time to time in each of the reports filed by SIR and CCIT with the SEC. There can be no assurance that the proposed transaction will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under Item 1.A in each of SIR’s and CCIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. SIR and CCIT caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed transaction, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SIR and CCIT or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this communication. Neither SIR nor CCIT undertakes any obligation to update or revise any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as may be required by law.

Contacts Jamie Moser/Jonathan Keehner Joele Frank, Wilkinson Brimmer Katcher Ph: 212-355-4449	Brian S. Block, CFO, Treasurer, Secretary and EVP American Realty Capital Properties, Inc. Ph: 212-415-6500